02018765

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44071

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schnitzius & Vaughan

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Suite 2450
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L.M. Vaughan, Jr. (713) 222-2170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooten, Harris W.
(Name – *if individual, state last, first, middle name*)

770 Post Oak Lane, Suite 250 (Address) Houston, (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, L.M. Vaughan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schnitzius & Vaughan, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

SHIDEH IZADI HADDAD

Notary Public

SHIDEH IZADI-HADDAD
Notary Public, State of Texas
My Commission Expires
April 12, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schnitzius & Vaughan

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditor's Report Thereon)

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

The Partners of
Schnitzius & Vaughan

I have audited the accompanying statements of financial condition of Schnitzius & Vaughan (a Texas General Partnership) as of December 31, 2001 and 2000 and the related statements of income, changes in partners' capital and cash flows for years ended December 31, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schnitzius & Vaughan as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

W. Harris Wooten, CPA

February 23, 2002

Houston, Texas

770 S. Post Oak Lane, Suite 250 / Houston, Texas 77056 / (713) 993-8123 / Fax (713) 623-4345

SCHNITZIUS & VAUGHAN
Statements of Financial Condition

Assets	December 31, 2001	December 31, 2000
Cash, including interest-bearing deposits	$ 30,892	$ 78,950
Receivables from clients	11,566	35,475
Investments (Note 2)	3,300	36,650
Office equipment, at cost, less accumulated depreciation of $83,179and $183,921 in 2001 and 2000	29,062	44,479
Intangible assets, less accumulated amortization of $83,179 and $68,707 in 2001 and 2000, respectively	131,395	145,867
Other assets	400	400
	$ 206,615	$ 341,821

Liabilities and Partners' Capital	2001	2000
Accounts payable and accrued expenses	$ 9,590	$ 10,254
Accrued pension costs (note 7)	-	10,445
	9,590	20,699
Partners' capital (notes 3, 4 and 5):		
Bracey, Inc.	(95,073)	26,781
LWC Investments, Inc.	292,098	294,341
	197,025	321,122
	$ 206,615	$ 341,821

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN
Statements of Income
For the years ended December 31, 2001
and 2000

	December 31, 2001	December 31, 2000
Revenues:		
Fee income	$ 177,214	$ 1,108,626
Interest income	653	3,682
Other income	-	4,000
	177,867	1,116,308
Expenses:		
Broker dealer expneses	5,612	5,549
Employee compensation	145,868	176,925
Partner and employee benefits	7,283	16,025
Office rent	69,347	62,283
Office expense	79,371	128,540
Depreciation and amortization	29,890	19,459
Bad debt	4,565	-
	341,936	408,781
Net Income (Loss)	$ (164,069)	$ 707,527

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN
Statement of Changes in Partners' Capital
For the years ended December 31, 2001
and 2000

	Bracey, Inc.	LWC Investments Inc.	Total Partners' Capital
Balance at December 31, 1999	$ 28,517	$ 346,078	$ 374,595
Net income for the year ended December 31, 2000	353,764	353,763	707,527
Distribution to partners	(355,500)	(405,500)	(761,000)
Balance at December 31, 2000	$ 26,781	$ 294,341	$ 321,122
Net income for the year ended December 31, 2001	(82,034)	(82,035)	(164,069)
Contribution from partners	76,455	156,467	232,922
Distribution to partners	(116,275)	(76,675)	(192,950)
Balance at December 31, 2001	$ (95,073)	$ 292,098	$ 197,025

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN
Statements of Cash Flows
For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net earnings	$ (164,069)	$ 707,527
Adjustments to reconcile net earnings to net cash used in operating activities:		
Depreciation and amortization	29,890	19,459
Changes in assets and liabilities:		
(Increase) decrease in receivables from clients and others	23,909	(15,258)
(Increase) decrease in other assets	-	3,489
Increase (decrease) in accounts payable and accrued expenses	(664)	10,254
Increase (decrease) to accrued pension liability	(10,445)	1,834
Total adjustments	42,690	19,778
Net cash provided by operating activities	(121,379)	727,305
Cash flows used in investing activities:		
Purchase of office equipment, net	-	(11,665)
Distribution of investment	33,349	-
Purchase of investment	-	(36,650)
Partner contribution	232,922	-
Partners' distribution	(192,950)	(761,000)
Net increase (decrease) in cash	(48,058)	(82,010)
Cash at beginning of period	78,950	160,960
Cash at end of period	$ 30,892	$ 78,950
Supplemental disclosure of cash flow information - Cash paid during the year for interest	0	0

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

Schnitzius & Vaughan ("S&V"), a Texas general partnership, was formed October 1, 1987, and is a member of the National Association of Securities Dealers, Inc. S&V acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger or acquisition transactions.

Depreciation of office equipment is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

Intangible assets are amortized on a straight-line basis over 40 years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

S&V is recognized as a partnership under the Internal Revenue Code and therefore does not provide for federal income taxes.

(2) Investments

Investments represents 300 warrants, which are exercisable at various times at $13 to $16 per share and expire on June 26, 2006, exercisable in four tranches for 300 shares in another company.

(3) Liabilities Subordinated to Claims of Creditors

As of December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000, S&V had no liabilities subordinated to the claims of general creditors.

(4) Minimum Capital Requirements

S&V is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Partners capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2001 and 2000, S&V had net capital of $21,302 and $58,251, respectively which exceeded its required net capital of $5000 by $16,302 and $53,251, respectively. S&V's ratio of aggregate indebtedness as to net capital was .4502 to 1 and .3553 to 1 at December 31, 2001 and 2000, respectively.

(5) Partnership Agreement

The partners of S&V have executed a partnership agreement, which grants preemptive rights to S&V and the existing partner in the event of the death, the removal of a partner, or the voluntary or involuntary dissolution of the partnership.

(6) Commitments

S&V leases office facilities under a noncancellable operating lease expiring July 31, 2005. At December 31, 2001, future minimum rental commitments on such lease is as follows:

Year Ending December 31	Amount
2002	44,605
2003	45,981
2004	47,357
2005	28,093

Rental expense relating to office facilities and office equipment was approximately $69,347 and $62,283 for the year ended December 31, 2001 and 2000, respectively. One of the partners of S&V is the signatory of the lease.

(7) Defined Benefit Pension Plan

S&V initiated a defined benefit pension plan effective as of January 1, 1997 based on years of service and employee's compensation. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in S&V's statements of financial position at December 31, 2001:

Actuarial present value of benefit obligations:	
Accumulated benefit obligations including vested benefits of $13,125	$ 17,984
Projected benefit obligation for service rendered to date	$ 17,984
Plan assets at fair value, primarily listed stocks and U.S. bonds	22,156
Projected benefit obligation less than plan assets	(4,172)
Unrecognized net gain from past experience different from that assumed and effect of changes in assumptions	0
Prior service cost not yet recognized in net periodic pension cost	0
Accrued pension cost included in other liabilities	$ 0
Net pension cost for 2001 included the following components:	
Service cost-benefits during the period	$ 0
Interest cost on projected benefit obligation	1,439
Actual return on plan assets	1,772
Net amortization and deferral	(3,211)
Net periodic pension cost	$ 0

The weighted-average discount rate and increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8% and 0%, respectively. The expected long-term rate of return on assets was 8%.

(7) Defined Benefit Pension Plan (Continued)

S&V elected to terminate the plan effective December 31, 2001 and all participants became 100% vested. The participants' distributions can be rolled over to another qualified plan or directly distributed to them.

(8) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company did not maintain a cash balance in excess of $100,000.

SCHNITZIUS & VAUGHAN
Computation of Net Capital Under Rule 15c3-1

As of December 31, 2001 and 2000

	December 31, 2001	December 31, 2000
Net Capital:		
Partners' capital	$ 197,025	$ 321,122
Less non-allowable assets:		
Receivables	11,566	35,475
Investments	3,300	36,650
Office equipment, net	29,062	44,479
Other assets	131,795	146,267
Net Capital	21,302	58,251
Net capital requirement	5,000	5,000
Net capital in excess of required amount	16,302	53,251
Net Capital	$ 21,302	$ 58,251
Aggregate indebtedness	9,590	20,699
Ratio of aggregate indebtedness to net capital	45.02%	35.53%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed by Schnitzius & Vaughan with the National Association of Securities Dealers on Part II of Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness
As reported on Part II of Form X-17A-5	$ 24,067	$ 6,580
Audit adjustment	(2,765)	3,010
As presented above	$ 21,302	$ 9,590

SCHNITZIUS & VAUGHAN

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2001

Schnitzius & Vaughan is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as S&V carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the years ended December 31, 2001 and 2000, S&V has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

SCHNITZIUS & VAUGHAN

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2001

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in S&V's possession or control as of December 31, 2001 for which instructions to reduce to possession or control had been issued as of December 31, 2001, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on

Internal Accounting Control

Required by SEC Rule 17a-5

The Partners of
Schnitzius & Vaughan

In planning and performing my audits of the financial statements of Schnitzius & Vaughan ("S&V") (a Texas General Partnership) for the years ended December 31, 2001 and 2000 respectively, I considered its internal control structure to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that I considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by S&V that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by S&V (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because S&V does not carry securities in inventory, security accounts for customers, or perform custodial functions relating to customer securities.

The management of S&V is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which S&V has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

770 S. Post Oak Lane, Suite 250 / Houston, Texas 77056 / (713) 993-8123 / Fax (713) 623-4345

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that S&V's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the NASD Regulation, Inc., and the Securities and Exchange Commission that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

W. Harris Wooten, CPA

February 23, 2002

Houston, Texas